U.S. SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                   FORM 12b-25

NOTIFICATION OF LATE FILING

                                 SEC FILE NUMBER
                                 0-15997
                                 CUSIP NUMBER
                                 316869 10 6
(Check One):
|X| Form 10-K and Form 10-KSB
|_| Form 20-F
|_| Form 11-K
|_| Form 10-Q and Form 10-QSB
|_| Form N-SAR
         For Period Ended:  December 31, 1996

|_| Transition Report on Form 10-K
|_| Transition Report on Form 20-F
|_| Transition Report on Form 11-K
|_| Transition Report on Form 10-Q
|_| Transition Report on Form N-SAR
     For the Transition Period Ended:

     Read Attached Instruction Sheet Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

Part I--Registrant Information

     Full Name of Registrant
     FILENET CORPORATION

     Former Name if Applicable

     Address of Principal  Executive  Office (Street and Number) City, State and
      Zip Code

     3565 Harbor Boulevard
     Costa Mesa, CA 92626




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Part II--Rules 12b-25 (b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b),the following should be completed. (Check box if appropriate)

|X| (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

|X| (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

|_| (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


Part III--Narrative

State below in reasonable detail the reasons why Form 10-K and Form 10-KSB, 20-F, 11-K, 10-Q and Form 10-QSB, N-SAR, or the transition report or portion thereof could not be filed within the prescribed period.

The Registrant is in the process of formulating a plan to make certain changes in its internal operations which it believes are pertinent to the disclosures contained in the Registrant's Annual Report on Form 10-K for the period ended December 31, 1996. Due to the timing of the process, the Registrant was not in a position to determine the appropriateness of including the disclosure in the Registrant's Annual Report on Form 10-K and file the same on a timely basis. To avoid filing an incomplete report, the Registrant has chosen not to file the Annual Report on Form 10-K until public disclosure. Such changes will not have any impact on the Registrant's financial statements for the year ended December 31, 1996 or any other periods covered by the Annual Report on Form 10-K.


Part IV--Other Information

     (1) Name and telephone number of person to contact in regard to this notification
     Mark S. St. Clare
     Chief Financial Officer and Sr. Vice President, Finance
      (Principal Financial Officer)
     714-966-3577

     (2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). |X| Yes |_| No

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
|_| Yes |X| No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.




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     FILENET CORPORATION has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

FILENET CORPORATION

April 1, 1997                      By:/s/  Mark S. St. Clare
Date                                  Mark S. St. Clare, Chief Financial Officer
                                      and Sr. Vice President, Finance
                                      (Principal Financial Officer)